# Sit Tax-Free Income Fund

Sit Mutual Funds
3300 IDS Center
80 South 8th Street
Minneapolis, MN 55402
800-332-5580
www.sitfunds.com

Please read the Disclosure Page (page 17) for information on performance and how to obtain a prospectus.

## SIT TAX-EXEMPT BOND INVESTMENT STRATEGY

Our investment objective is to grow assets by maximizing after-tax income and placing major emphasis on:

- The income component of total return
- Over-weighting select, high quality/higher yielding sectors of the tax-exempt market
- Minimization of capital gains; low turnover
- Maximizing usage of revenue bonds which carry solid credit ratings but higher yields due to the impact of sinking funds and call provisions
- Heavy use of secondary market for purchases; over 100 broker-dealers
- Callable bonds when expectations are that calls will not be made. These provide an increase in yield to the coupon rate after the call
- Use of AMT bonds for portfolios where the tax impact is positive [NONE used in Sit Tax-Free Income Fund--SNTIX]

## SIT TAX-EXEMPT BOND RISK CONTROL

Controlling risk is very important to our fixed income approach. To this end, we:

- Maintain portfolio durations within a specified range of their benchmark
- Minimize credit risk by using only investment grade securities (with the use of non-rated Tax-Exempt bonds where permitted but only after close internal scrutiny)
- Minimize liquidity risk by utilizing securities that have sound credit quality, generate significant cash flow, have stable prepayment characteristics, and have well-diversified ownership
- Maintain a broad issue and geographic diversification with our Tax-Exempt bond security selections with an average holding of less than one percent of the total portfolio
- Perform regular compliance reviews of the client's portfolio vs. the client's investment guidelines

## Sit Tax-Free Fund Duration vs. Barclays Municipal Durations

As of June 30, 2012


Duration (Yrs)
9.0
8.0
7.0
6.0
5.0
4.0
3.0
7.50
6.24
3.90
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Sit Tax Free Dur.
Barclays Muni Index Mod Adj Dur
Barclays 5-Year Muni Index Mod. Adj. Dur.

# Sit Tax-Free Fund 12-Month Distribution Rate vs. Barclays Municipal & Barclays 5-Year Municipal Index Yield

As of June 30, 2012



Yield (%)
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
4.46
4.10
2.45
1.27
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Sit MN Tax Free 12-Mo. Distribution Rate
Sit Tax Free 12-Mo. Distribution Rate
Barclays Muni Index Yield
Barclays 5-Year Muni Index Yield

# Sit Tax-Free Fund – Bond Price Comparison

As of June 30, 2012



110.0
105.0
100.0
95.0
90.0
85.0
80.0
75.0
70.0
Price ($)
106.42
88.65
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Sit Tax-Free Income Fund Avg Bond Price
Barclays Muni Bond Index Price

# Sit Tax-Free Income Fund
## PORTFOLIO CHARACTERISTICS
## (% NET ASSETS)

| **QUALITY - RATED** | **Dec-01** | **Dec-02** | **Dec-03** | **Dec-04** | **Dec-05** | **Dec-06** | **Dec-07** | **Dec-08** | **Dec-09** | **Dec-10** | **Dec-11** | **Jun-12** |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| AAA | 21.3% | 23.5% | 24.9% | 30.8% | 30.6% | 31.6% | 24.2% | 11.7% | 9.5% | 9.6% | 8.4% | 9.3% |
| AA | 10.8 | 7.0 | 5.1 | 5.5 | 4.4 | 3.1 | 8.6 | 8.0 | 11.7 | 12.2 | 22.9 | 23.0 |
| A | 29.9 | 34.1 | 29.1 | 26.2 | 21.2 | 16.5 | 12.1 | 11.8 | 16.9 | 17.1 | 18.5 | 19.2 |
| BBB | 32.7 | 27.3 | 30.7 | 30.4 | 33.7 | 30.0 | 26.9 | 27.6 | 18.5 | 25.5 | 16.7 | 17.1 |
| <BBB | 3.4 | 5.0 | 7.3 | 3.1 | 3.6 | 2.6 | 4.7 | 5.0 | 6.7 | 5.7 | 6.4 | 6.1 |
| CASH EQUIVALENTS | 1.9 | 3.1 | 2.9 | 4.0 | 6.5 | 1.6 | - 0.4 | 1.9 | 3.7 | 1.1 | 4.0 | 4.6 |
| TOTAL RATED | **100.0%** | **100.0%** | **100.0%** | **100.0%** | **100.0%** | **85.4%** | **76.1%** | **66.0%** | **67.0%** | **71.2%** | **76.9%** | **79.3%** |
| **NON-RATED (SIT INTERNAL RATINGS)** | | | | | | | | | | | | |
| (AAA) | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.4 | 0.4 | 0.0 |
| (AA) | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.3 | 1.9 | 1.7 | 1.6 |
| (A) | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 2.2 | 3.3 | 2.8 | 2.7 | 1.1 | 0.8 | 0.5 |
| (BBB) | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 3.8 | 5.9 | 5.1 | 6.5 | 7.4 | 5.3 | 4.8 |
| (BB) | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 8.6 | 14.7 | 26.1 | 23.5 | 18.0 | 14.9 | 13.8 |
| (TOTAL NON-RATED) | **0.0** | **0.0** | **0.0** | **0.0** | **0.0** | **14.6** | **23.9** | **34.0** | **33.0** | **28.8** | **23.1** | **20.7** |
| **TOTAL PORTFOLIO** | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |
| **AVERAGE RATING** | A2 / A | A2 / A | A2 / A | A1 / A+ | A1 / A+ | A2 / A | A3 / A- | Baa1/BBB+ | Baa1 / BBB+ | Baa1 / BBB+ | A3 / A- | A3 / A- |

# Sit Tax-Free Income Fund

## PORTFOLIO CHARACTERISTICS

## (% NET ASSETS)

| PORTFOLIO COMPOSITION | Dec-01 | Dec-02 | Dec-03 | Dec-04 | Dec-05 | Dec-06 | Dec-07 | Dec-08 | Dec-09 | Dec-10 | Dec-11 | Jun-12 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| HOUSING | 34.1% | 29.1% | 23.1% | 20.3% | 16.4% | 15.9% | 19.8% | 21.6% | 24.3% | 23.4% | 24.5% | 27.7% |
| HOSPITAL | 17.5 | 18.0 | 20.7 | 18.5 | 18.5 | 20.2 | 21.3 | 20.7 | 16.1 | 14.7 | 12.2 | 10.8 |
| IDR/PCR | 2.1 | 4.4 | 10.2 | 9.3 | 8.9 | 5.5 | 4.5 | 4.2 | 4.5 | 4.0 | 2.3 | 1.9 |
| EDUCATION | 4.1 | 3.3 | 4.4 | 4.3 | 3.9 | 7.8 | 10.2 | 11.2 | 11.2 | 15.4 | 14.2 | 12.5 |
| LEASES | 0.9 | 1.6 | 1.4 | 1.5 | 1.2 | 0.7 | 0.4 | 0.8 | 2.3 | 1.7 | 0.9 | 0.8 |
| INSURED | 13.0 | 14.9 | 18.1 | 22.0 | 21.5 | 22.2 | 17.2 | 5.8 | 2.7 | 3.2 | 3.5 | 3.0 |
| INSURED G.O. | N/A | N/A | N/A | N/A | 2.1 | 2.6 | 3.1 | 1.0 | 0.7 | 1.0 | 2.5 | 2.9 |
| GENERAL OBLIGATION | 0.5 | 1.0 | 0.2 | 0.7 | 0.4 | 1.0 | 1.7 | 1.6 | 3.3 | 2.7 | 4.8 | 5.4 |
| UTILITIES | 0.2 | 2.0 | 0.8 | 2.7 | 3.0 | 1.5 | 1.1 | 2.3 | 2.3 | 2.1 | 3.2 | 4.4 |
| MUTUAL FUNDS | 4.9 | 2.4 | 1.7 | 0.2 | 0.6 | 0.7 | 3.7 | 6.1 | 7.4 | 6.6 | 7.6 | 6.9 |
| ESC. TO MAT/PRE REF | 1.3 | 0.0 | 0.8 | 1.1 | 2.4 | 4.4 | 1.9 | 0.0 | 0.0 | 0.4 | 0.0 | 0.3 |
| PUBLIC FACILITIES | 1.0 | 1.1 | 0.8 | 1.3 | 1.2 | 0.8 | 1.0 | 2.6 | 2.8 | 1.8 | 1.3 | 1.1 |
| OTHER REVENUE | 18.4 | 18.3 | 14.4 | 12.3 | 12.3 | 14.2 | 13.1 | 18.9 | 16.7 | 17.4 | 15.5 | 14.9 |
| TRANSPORTATION | 0.0 | 0.6 | 0.3 | 0.9 | 0.6 | 0.5 | 0.6 | 0.6 | 1.2 | 3.1 | 1.9 | 1.4 |
| SALES | 0.2 | 0.2 | 0.1 | 0.9 | 0.5 | 0.4 | 0.8 | 0.7 | 0.8 | 1.4 | 1.7 | 1.4 |
| CASH EQUIVALENTS | 1.8 | 3.1 | 3.0 | 4.0 | 6.5 | 1.6 | - 0.4 | 1.9 | 3.7 | 1.1 | 3.9 | 4.6 |
| | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |
| **STATED MATURITY (Yrs)** | 14.4 | 12.9 | 12.6 | 12.6 | 11.6 | 14.0 | 15.4 | 15.1 | 15.1 | 15.7 | 16.1 | 16.8 |
| **WEIGHTED AVG CPN** | 5.7 | 5.5 | 5.5 | 5.5 | 5.3 | 5.3 | 5.3 | 5.3 | 5.1 | 5.4 | 5.0 | 4.9 |
| **DUR TO AVG LIFE (Yrs)** | 5.4 | 4.5 | 4.0 | 3.4 | 3.2 | 3.9 | 4.8 | 5.6 | 5.6 | 6.3 | 6.1 | 6.2 |
| **IMPLIED DURATION (Yrs)** | 5.2 | 4.2 | 3.9 | 3.8 | 3.5 | 4.7 | 5.4 | 6.2 | 7.0 | 7.4 | 7.2 | 6.9 |
| **30-DAY SEC YIELD (%)** | 5.3 | 4.9 | 4.9 | 4.4 | 4.4 | 4.3 | 4.6 | 7.1 | 5.2 | 5.4 | 5.0 | 4.4 |
| **BARCLAYS 5-YR YLD TO WORST** | 3.8 | 2.6 | 2.5 | 2.9 | 3.5 | 3.7 | 3.4 | 3.0 | 2.2 | 2.3 | 1.5 | 1.3 |
| **BARCLAYS 5-YR MOD DUR TO WORST** | 3.8 | 3.9 | 4.1 | 4.1 | 4.1 | 4.1 | 4.1 | 4.0 | 4.0 | 3.9 | 3.9 | 3.9 |

# Sit Tax-Free Income Fund Total Return

As of June 30, 2012



2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
YTD 2012
Total Return (%)
15.0
10.0
5.0
0.0
-5.0
-10.0
5.8
6.2
5.7
9.3
2.9
4.1
4.0
2.7
3.3
0.9
3.5
3.3
0.3
5.2
-15.7
5.8
22.4
7.4
2.5
3.4
10.7
6.9
5.8
1.8



1 Year
2 Years
3 Years
5 Years
7 Years
10 Years
15 Years
Since Inception
Annualized Total Return (%)
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
12.4
5.3
7.1
4.8
9.3
5.5
4.2
6.0
3.9
4.8
3.9
4.6
4.2
5.0
5.4
5.1
Sit TXF Income Fund (Net of Fees)
Barclays 5-Yr Muni Bond Index

Please read the Disclosure Page (page 17) for information on performance and how to obtain a prospectus.

# Sit Tax - Free Income Fund Income Return

As of June 30, 2012



2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
YTD 2012
Income Return (%)
6.0
5.0
4.0
3.0
2.0
1.0
0.0
5.1 5.0
4.6 4.8
4.4 4.6
4.0 4.7
3.8 4.8
4.0 4.9
4.2 4.9
4.7 4.8
5.1 4.6
4.6 4.4
4.8 4.4
2.2 2.1



1 Year
3 Years
5 Years
7 Years
10 Years
15 Years
Since Inception
Annualized Income Return (%)
5.2
5.0
4.8
4.6
4.4
4.2
4.0
3.8
4.5 4.3
4.7 4.4
4.7 4.6
4.5 4.7
4.4 4.7
4.7 4.8
4.9 5.0
Sit TXF Income Fund (Net of Fees)*
Barclays 5-Yr Muni Bond Index

* Inception of Income data is 1/1/94.

# Biographies



## Roger J. Sit

| | | |
|---|---|---|
| Responsibilities: | **Chairman, CEO, President and Global CIO, Sit Investment Associates, Inc.** | |
| Professional Experience: | 1998-Present | Sit Investment Associates, Inc. |
| | 1991-1998 | Goldman Sachs & Co. Vice President, Senior Equity Research Analyst |
| | 1984-1990 | Captain, United States Air Force |
| Education: | Harvard University, Harvard Business School, MBA (1991) | |
| | University of Southern California, MS Systems Technology (1987) | |
| | United States Air Force Academy, BS (1984) | |
| Inv. Exp: | 21 Years | |
| Age: | 50 | |
| Email: | rjs@sitinvest.com | |



## Michael C. Brilley

| | | |
|---|---|---|
| Responsibilities: | **President Sit Fixed Income and Senior Fixed Income Officer** | |
| Professional Experience: | 1984-Present | Sit Investment Associates, Inc. |
| | 1974-1984 | First Bank, N.A., Vice President |
| | 1970-1974 | Merchant National Bank of Indianapolis, Investment Officer |
| | 1968-1970 | Continental Illinois National Bank of Chicago, Investment Advisor |
| Education: | Milliken University, BS (1967) | |
| Inv. Exp: | 44 Years | |
| Age: | 67 | |
| Email: | mcb@sitinvest.com | |



## Debra A. Sit, CFA

| | | |
|---|---|---|
| Responsibilities: | **Senior Vice President – Senior Portfolio Manager** | |
| Professional Experience: | 1987-Present | Sit Investment Associates, Inc. |
| | 1981-1985 | Sit Investment Associates, Inc., Computer Application Specialist |
| Education: | University of Chicago, MBA (1987) | |
| | University of Minnesota, BA (1982) | |
| Inv. Exp: | 29 Years | |
| Age: | 51 | |
| Email: | das@sitinvest.com | |



## Bryce A. Doty, CFA

| | | |
|---|---|---|
| Responsibilities: | **Senior Vice President – Senior Portfolio Manager** | |
| Professional Experience: | 1995-Present | Sit Investment Associates, Inc. |
| | 1988-1995 | Minnesota Mutual Life Insurance Company, Investment Analyst |
| Education: | University of Minnesota, MBA (1992) | |
| | Hamline University, BA (1988) | |
| Inv. Exp.: | 21 Years | |
| Age: | 45 | |
| Email: | bad@sitinvest.com | |



## Mark H. Book, CFA, CMA

| | | |
|---|---|---|
| Responsibilities: | **Vice President – Portfolio Manager** | |
| Professional Experience: | 2000-Present | Sit Investment Associates, Inc. |
| | 1998-2000 | US Bancorps Piper Jaffray, Corporate Strategist |
| | 1997 | Norwest Investment Management, Portfolio Manager |
| | 1991-1996 | Insight Investment Management, Portfolio Manager |
| | 1986-1991 | Reliastar Financial, Security Trader |
| Education: | University of Minnesota, MBA (1992) | |
| | University of Minnesota, BA (1986) | |
| Inv. Exp.: | 26 Years | |
| Age: | 49 | |
| E-mail: | mhb@sitinvest.com | |



## Paul J. Jungquist, CFA, CPA

| | | |
|---|---|---|
| Responsibilities: | **Vice President – Senior Portfolio Manager** | |
| Professional Experience: | 1994-Present | Sit Investment Associates, Inc. |
| | 1990-1994 | Twin Cities Testing, Assistant Controller |
| | 1984-1990 | Grant Thornton, Auditor |
| Education: | University of Minnesota, MBA (1993) | |
| | University of Notre Dame, BBA (1984) | |
| Inv. Exp.: | 18 Years | |
| Age: | 50 | |
| Email: | pjj@sitinvest.com | |



## Christopher M. Rasmussen, CFA

| | | |
|---|---|---|
| Responsibilities: | **Research Analyst** | |
| Professional Experience: | 1999-Present | Sit Investment Associates, Inc. |
| Education: | University of Minnesota, MBA (2004) | |
| | University of Minnesota, BSB (2001) | |
| Inv. Exp: | 10 Years | |
| Age: | 33 | |
| Email: | cmr@sitinvest.com | |



## Kevin P. O'Brien, CFA

| | | |
|---|---|---|
| Responsibilities: | **Municipal Bond Trader** | |
| Professional Experience: | 2008-Present | Sit Investment Associates, Inc. |
| | 2005-2008 | Minnesota Army National Guard |
| | 1997-2005 | Sit Investment Associates, Inc. |
| Education: | University of St. Thomas, BA (1997) | |
| Inv. Exp: | 9 Years | |
| Age: | 36 | |
| Email: | kpo@sitinvest.com | |



## Eric T. Nelmark

| | | |
|---|---|---|
| Responsibilities: | **Research Analyst** | |
| Professional Experience: | 2004-Present | Sit Investment Associates, Inc. |
| | 2000-2003 | Paladin Investment Associates |
| | 1998-2000 | Investment Advisers, Inc. |
| Education: | University of St. Thomas, MBA (2005) | |
| | Bethel University, BA (1998) | |
| Inv. Exp: | 14 Years | |
| Age: | 36 | |
| Email: | etn@sitinvest.com | |



## Todd S. Emerson, CFA

| | | |
|---|---|---|
| Responsibilities: | **Research Analyst** | |
| Professional Experience: | 2006-Present | Sit Investment Associates, Inc. |
| | 2002-2006 | Thomson Reuters (West) |
| | 1998-2001 | US Bank |
| | 1994-1998 | RBC Capital Markets (Dain Rauscher) |
| | 1991-1993 | Avco Financial Services |
| Education: | University of Minnesota, MBA (1994) | |
| | University of Wisconsin-Eau Claire, BBA (1991) | |
| Inv. Exp: | 18 Years | |
| Age: | 42 | |
| Email: | tse@sitinvest.com | |



## Matthew T. Hilliard, CFA

| | | |
|---|---|---|
| Responsibilities: | **Research Analyst** | |
| Professional Experience: | 2007 - Present | Sit Investment Associates, Inc. |
| | 2005 - 2007 | Stonehill Group, Valuation Analyst |
| | 2004 - 2005 | U.S. Bank, Corporate Trust Analyst |
| Education: | University of Minnesota, M.B.A. (2008) | |
| | University of Wisconsin – La Crosse, B.A. (2002) | |
| Inv. Exp: | 8 Years | |
| Age: | 31 | |
| Email: | mth@sitinvest.com | |



## Jessica A. Ersfeld, CFA

| | | |
|---|---|---|
| Responsibilities: | **Research Analyst** | |
| Professional Experience: | 2007-Present | Sit Investment Associates, Inc. |
| | 2002-2007 | Wells Fargo Bank |
| Education: | University of Minnesota, MBA (2006) | |
| | University of St. Thomas, BA (2000) | |
| Inv. Exp: | 5 Years | |
| Age: | 33 | |
| E-mail: | jae@sitinvest.com | |



## Michael C. Hubbard, CFA

| | | |
|---|---|---|
| Responsibilities: | **Research Associate** | |
| Professional Experience: | 2011-Present | Sit Investment Associates, Inc. |
| | 2008-2011 | State Street Investment Analytics |
| | 2005-2008 | Adviser Investments |
| Education: | Boston College (2001) | |
| Inv. Exp: | 4 Years | |
| Age: | 33 | |
| Email: | mch@sitinvest.com | |



## Andrew J. Tich

| | | |
|---|---|---|
| Responsibilities: | **Research Assistant** | |
| Professional Experience: | 2006-Present | Sit Investment Associates, Inc. |
| Education: | University of St. Thomas, BS (2009) | |
| Inv. Exp: | 4 Years | |
| Age: | 24 | |
| Email: | ajt@sitinvest.com | |



## Jeffrey R. Lindell

| | | |
|---|---|---|
| Responsibilities: | **Research Assistant** | |
| Professional Experience: | 2008-Present | Sit Investment Associates, Inc. |
| Education: | University of St. Thomas, BA, Financial Management (2007) | |
| Inv. Exp: | 0 Years | |
| Age: | 27 | |
| E-mail: | jrl@sitinvest.com | |



## Michael J. Reich, CFA

| | | |
|---|---|---|
| Responsibilities: | **Research Associate** | |
| Professional Experience: | 2004-Present | Sit Investment Associates, Inc. |
| Education: | University of Minnesota, MBA (2009) | |
| | University of St. Thomas, BA (2005) | |
| Inv. Exp.: | 7 Years | |
| Age: | 29 | |
| E-mail: | mjr@sitinvest.com | |



## Marci A. Lorge

| | | |
|---|---|---|
| Responsibilities: | **Senior Client Administrator** | |
| Professional Experience: | 1988-Present | Sit Investment Associates, Inc. |
| | 1987-1988 | IRI Securities, Operations Manager |
| | 1984-1987 | Miller & Schroeder, Purchase and Sales Liaison |
| Education: | University of Wisconsin at Stevens Point, BS (1978) | |
| Inv. Exp.: | 28 Years | |
| Age: | 56 | |
| E-mail: | mal@sitinvest.com | |



## Brian R. Gilbert

| | | |
|---|---|---|
| Responsibilities: | **Decision Support Systems** | |
| Professional Experience: | 1994-Present | Sit Investment Associates, Inc. |
| | 1992-1994 | Norwest Mortgage, Inc., Coordinator of Conventional Post-Closing |
| | 1990-1992 | Carlson Companies, Coordinator of T5 Project |
| Education: | Northwestern College, BA and BS (1990) | |
| Inv. Exp.: | 17 Years | |
| Age: | 44 | |
| Email: | brg@sitinvest.com | |

# Disclosure Page

**General Disclosure**

Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. Read the prospectus carefully before investing. A prospectus may be obtained at www.sitfunds.com or 800-332-5580, and should be read carefully before investing.

**Performance Disclosure**

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclay's Capital 5-Year Municipal Bond Index is an unmanaged of long-term, fixed-rate, investment-grade tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

**Duration** is a measure of estimated price sensitivity relative to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

**Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes. Capital gains, if any, will be subject to tax.